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                                                                    EXHIBIT 7(K)

FOR IMMEDIATE RELEASE
January 5, 1998
Contacts:      TCI Media Relations, LaRae Marsik, (303) 267-5273
               TCI Investor Relations, Linda Dill, (303) 267-5048

                    TCI ANNOUNCES MAGNESS ESTATE SETTLEMENT

ENGLEWOOD, CO- Tele-Communications, Inc. ("TCI") announced today that a settlement has been reached in the litigation brought against it and other parties in connection with the administration of the Estate of TCI's late founder, Bob Magness. The terms of the settlement are contained in a joint press release being made contemporaneously with this release.

TCI also announced that it will enter into a call agreement with its Chairman and CEO, Dr. John C. Malone, under which Dr. Malone grants to TCI the right to acquire Dr. Malone's high-voting shares (currently consisting of an aggregate of approximately 42,000,000 Series B Shares of the TCI Group, the TCI Ventures Group and Liberty Media Group) upon Dr. Malone's death or upon a contemplated sale of such high-voting shares (other than a minimal amount) to third persons. In either such event, TCI has the right to acquire the shares at a maximum price equal to the then relevant Series A (or low-voting) market price plus a 10% premium. Dr. Malone will also agree that if TCI were ever to be sold to another entity, then the maximum premium he would receive on his high-voting shares would be no greater than a ten percent premium over the price paid for the relevant Series A shares. TCI will pay Dr. Malone $150,000,000 for agreeing to the terms of the Call Agreement.

In connection with the settlement of the Estate Litigation, the Magness family will enter into a call agreement (with substantially the same terms as the one entered into by Dr. Malone, including a call on the Magness shares upon Dr. Malone's death) on their aggregate of approximately 34,000,000 high-voting shares. The Magness family will be paid $124,000,000 by TCI for entering into this call agreement. The Magness family also will enter into a shareholders' agreement with Dr. Malone under which the parties agree to consult with each other in connection with matters to be brought to the vote of TCI's shareholders, subject to the proviso that if they cannot mutually agree on how to vote the shares, Dr. Malone will have an irrevocable proxy to vote the shares owned by the Magness family.

                                    -more-

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Leo J. Hindery, Jr., President of TCI, stated that: "The call agreements and the shareholders' agreement assure TCI shareholders of a certainty of control of the Company and that there can be no change of control without the participation of TCI's Board of Directors. These agreements also assure all shareholders fair treatment in the event of the sale of the Company. The controversies which arose in connection with the large block of high-voting securities owned by our founder, Bob Magness, made it clear to the TCI Board that these agreements and their mechanisms were important to fully protect the interests of all shareholders in the future. The stability of TCI which will result from these transactions will substantially and materially benefit both our shareholders and our employees."

Tele-Communications, Inc. is traded through the TCI Group, the TCI Ventures Group and the Liberty Media Group common stocks. Series A and Series B TCI Group common stock (TCOMA/TCOMB); Series A and Series B TCI Ventures Group common stock (TCIVA/TCIVB); and Series A and Series B Liberty Media Group common stock (LBTYA/LBTYB) are traded on the National Market tier of the Nasdaq Stock Market.

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